SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULE 13D-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

Erie Indemnity Company

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

29530P102

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 29530P102	Page 1 of 8 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 6,476,693
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 6,439,169
	8)	Shared Dispositive Power 7,815
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,476,693* *See the response to Item 6.
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 11.29
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 29530P102	Page 2 of 8 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bancorp, Inc. 51-0326854
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 6,476,693
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 6,439,169
	8)	Shared Dispositive Power 7,815
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,476,693* *See the response to Item 6.
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 11.29
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 29530P102	Page 3 of 8 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 6,476,693
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 6,439,169
	8)	Shared Dispositive Power 7,815
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,476,693* *See the response to Item 6.
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 11.29
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 29530P102	Page 4 of 8 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Capital Advisors, LLC 27-0640560
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 420
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 420
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 420* *See the response to Item 6.
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) Less than 0.01
12)	Type of Reporting Person (See Instructions) IA

Page 5 of 8 Pages

ITEM 1(a) - NAME OF ISSUER:

Erie Indemnity Company

ITEM 1(b) - ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

100 Erie Insurance Place

Erie, Pennsylvania 16530

ITEM 2(a) - NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; PNC Bancorp, Inc.;

PNC Bank, National Association; and PNC Capital Advisors, LLC

ITEM 2(b) - ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Bancorp, Inc. - 300 Delaware Avenue, Suite 304, Wilmington, DE 19801

PNC Bank, National Association - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Capital Advisors, LLC - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

ITEM 2(c) - CITIZENSHIP:

The PNC Financial Services Group, Inc. - Pennsylvania

PNC Bancorp, Inc. - Delaware

PNC Bank, National Association - United States

PNC Capital Advisors, LLC - Delaware

ITEM 2(d) - TITLE OF CLASS OF SECURITIES:

Class A Common

ITEM 2(e) - CUSIP NUMBER:

29530P102

ITEM 3 - IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☒	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;

(e)	☒	An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	A Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Page 6 of 8 Pages

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 2009:

(a) Amount Beneficially Owned:	6,476,693 shares*
*See the response to Item 6.
(b) Percent of Class:	11.29

(c) Number of shares to which such person has:

(i) sole power to vote or to direct the vote	6,476,693
(ii) shared power to vote or to direct the vote	-0-
(iii) sole power to dispose or to direct the disposition of	6,439,169
(iv) shared power to dispose or to direct the disposition of	7,815

ITEM 5 - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable.

ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Of the total shares of Common Stock reported herein, 6,476,273 shares are held in accounts at PNC Bank, National Association in a fiduciary capacity.

Of the total shares of Common Stock reported herein, 420 shares are held in accounts at PNC Capital Advisors, LLC in a fiduciary capacity.

ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

PNC Capital Advisors, LLC - IA (wholly owned subsidiary of PNC Bank, National Association)

ITEM 8 - IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

ITEM 9 - NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

Page 7 of 8 Pages

ITEM 10 - CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2010

Date

By:	/s/ Joseph C. Guyaux
Signature - The PNC Financial Services Group, Inc. Joseph C. Guyaux, President Name & Title

February 12, 2010 Date

By:	/s/ Maria C. Schaffer
Signature - PNC Bancorp, Inc. Maria C. Schaffer, Executive Vice President Name & Title

February 12, 2010 Date

By:	/s/ Joseph C. Guyaux
Signature - PNC Bank, National Association Joseph C. Guyaux, President Name & Title

February 12, 2010 Date

By:	/s/ Kevin A. McCreadie
Signature - PNC Capital Advisors, LLC Kevin A. McCreadie, President & Chief Executive Officer Name & Title

AN AGREEMENT TO FILE A JOINT STATEMENT WAS PREVIOUSLY FILED BY

THE PNC FINANCIAL SERVICES GROUP, INC., PNC BANCORP, INC. AND

PNC BANK, NATIONAL ASSOCIATION

Page 8 of 8 Pages

EXHIBIT A

AGREEMENT

February 12, 2010

The undersigned hereby agrees to file a joint statement on Schedule 13G under the Securities and Exchange Act of 1934, as amended (the “Act”) in connection with its beneficial ownership of Class A common stock issued by Erie Indemnity Company.

The undersigned states that it is entitled to use Schedule 13G pursuant to Rule 13d-1(b) of the Act.

The undersigned is responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information relating to itself contained therein but is not responsible for the completeness or accuracy of the information concerning the other filers.

This Agreement applies to any amendments to Schedule 13G.

PNC CAPITAL ADVISORS, LLC

BY:	/s/ Kevin A. McCreadie
Kevin A. McCreadie, President & Chief Executive Officer